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                                                                    EXHIBIT 2.8


                MODIFICATION TO CONTRACT FOR PURCHASE AND SALE OF
           M & J TECHNOLOGIES INC. HARDWARE SERVICE BUSINESS ASSETS TO
                               ALPHA MICROSYSTEMS

         The Contract for Purchase and Sale of M & J Technologies, Inc. Hardware Service Business assets to Alpha Microsystems made and entered into by the Parties on February 19, 1998 is hereby Modified to correct typographical errors and to further clarify the intent of the parties as follows:

Page 4, Paragraph 2.04(d) shall be amended to read: "Post Closing Average Monthly T&M Revenue" shall mean the total amounts invoiced by Buyer for time and materials services for the first six (6) months after the closing, to customers listed on Seller's Customer List and any additional Customers added, as agreed to by Buyer and Seller to Seller's Customer List, (excluding customers who were time and materials customers of Buyer, with the exception of M&J, within 2 months immediately prior to the date of this Agreement) for Hardware Services rendered on a time and Materials basis divided by six (6), and including all amounts invoiced to M&J for installation.

Page 5, First Paragraph shall be amended to read: Seller has the right to audit applicable records relating to adjustments of the payments specified in this Paragraph 2.04 and this payment shall be adjusted for any errors in billing or otherwise made by Buyer.

Page 5, Paragraph 2.04 (e) shall be amended to add the following sentence: All books and records shall be maintained according to Generally Accepted Accounting Principles (GAAP), and all analysis for adjustments shall be conducted accordingly.

The following sentence shall be added to Paragraph 2.09: M&J shall move from the Leased Premises on or before May 1, 1998, and shall owe no rent to Buyer during this period from closing, through and including May 1, 1998.

Page 19, Paragraph 8.02 (b) shall be amended to read: Any offers to purchase such hardware products received from such customers will be immediately referred to the Seller. Such customers shall include customers listed on Seller's Customer List and any additional Customers added to Seller's Customer List as agreed to by Buyer and Seller, excluding customers who were time and materials customers to Buyer with the exception of M&J, within 2 months immediately prior to the date of this Agreement). Buyer hereby agrees that Seller shall become its EXCLUSIVE Hardware Sales Provider for the Three (3) year period following Closing, for customers on or added to Customer List.

M&J shall submit an invoice for block of time services for 2/25, 2/26/ and 2/27. Alpha Microsystems shall pay the invoice upon submission.




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ALPHA MICROSYSTEMS                          M & J TECHNOLOGIES INC.


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R. PARKS, VICE PRESIDENT                    JOHN KAISER, PRESIDENT